SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                       THE ICA CORPORATION HOLDING COMPANY
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                                Mineria No. #145
                               11800 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F x   Form 40-F
                  ---           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No x
            ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                                                                   PRESS RELEASE
--------------------------------------------------------------------------------


For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                              in the United States:
guerrerj@ica.com.mx                                 Zemi Communications

Lic. Paloma Grediaga                                Daniel Oehl
(5255) 5272-9991 x3470                              (212) 689-9560
grediagp@ica.com.mx                                 djoehl@zemi.com

--------------------------------------------------------------------------------



                     ICA REPORTS THIRD QUARTER 2002 RESULTS
                     --------------------------------------



Mexico City, October 28, 2002 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its results for the third quarter of 2002. ICA recorded third quarter revenue of Ps. 2,132 million and an operating profit of Ps. 45 million, which represents an operating margin of 2.1 percent.

ICA's results should be seen in the context of Mexico's economic performance and its effects on the construction industry. Several economic indicators highlight the situation. First, the decrease in infrastructure investment: in the 1980s, Mexico allocated on average 2.3 percent of GDP to infrastructure investments; by 2000, Mexico allocated 1.6 percent of its gross domestic product (GDP) to such investments. Construction company revenue as a percentage of GDP decreased 67 percent from 1991 to 2001. Second, public sector investment as a percentage of GDP decreased considerably in the past 20 years, falling to 3.3 percent in 2001 from 10.3 percent in 1980, even after including PIDIREGAS (investment projects not immediately registered in government expenditures).

ICA noted the following highlights:

o As of September 30, 2002, total debt was Ps. 5,288 million, a decrease of Ps. 1,404 million from the Ps. 6,692 million recorded as of September 30, 2001.

o ICA recorded the recovery of Ps. 280 million in provisioned costs related to the delivery and customer acceptance of several Industrial Construction projects. This cancellation increased Industrial Construction's operating profit.

o In the third quarter of 2002, ICA generated Ps. 351 million from divestments and made Ps. 34 million in capital investments.

o ICA's consolidated backlog was Ps. 2,805 million, equivalent to five months of work at third quarter levels. ICA added contracts worth Ps. 685 million, in Spain, Uruguay, and Mexico.

o In the third quarter of 2002, ICA's interest expense decreased 32 percent to Ps. 121 million, compared to the same period of 2001. During the first nine months of 2002, interest expense decreased 49 percent to Ps. 381 million, compared to Ps. 744 million recorded in the same period of 2001, despite foreign exchange losses.

o General and administrative expenses in the third quarter decreased 13 percent to Ps. 288 million, compared to Ps. 332 million recorded in the same period of 2001. In the first nine months of 2002, general and administrative expenses fell 25 percent to Ps. 739 million, compared to Ps. 985 million recorded during the first nine months of 2001.

o Third quarter results were adversely affected by the cancellation of Ps. 153 million in accounts receivable related to the light rail and San Juan Coliseum projects in Puerto Rico as a result of the client's refusal to extend the agreed project delivery period. ICA also created a provision of Ps. 57 million for charges related to the late project delivery.

o After the quarter's end, ICA reached a settlement with the Mexican government on recognition of change orders and an increase in a construction contract for a project; ICA Fluor Daniel signed a US$ 136 million contract; ICA sold a minority share interest in a real estate project; and ICA refinanced Ps. 162.6 million of debt.

Net loss of majority interest for the third quarter of 2002 was Ps. 519 million, compared to a net loss of majority interest of Ps. 278 million in the same quarter of 2001.

CONSOLIDATED RESULTS

Third Quarter 2002

   (Ps. million)                       3Q2001           3Q2002        Change (%)
--------------------------------------------------------------------------------
Revenues                                2,420            2,132           (12)
Operating expenses                       332              288            (13)
Operating profit                         50               45              (9)
  Operating margin                      2.1%             2.1%
EBITDA                                   179              155            (13)
  EBITDA margin                         7.4%             7.3%
Integral financing cost                  101              113             11
Net income (loss)                       (278)            (519)           n.m.
of majority interest
Earnings per share (Ps.)               (0.45)           (0.84)           n.m.
         n.m. = not meaningful

ICA recorded third quarter revenue of Ps. 2,132 million, 12 percent below the third quarter of 2001. The overall reduction in revenue reflects the results of Civil Construction, which has not contracted significant new projects as a result of the lack of public sector investment, delays in the bidding for large-scale projects, and decreased economic activity which has lowered private sector investment. Third quarter results were affected by the cancellation of accounts receivable related to the light rail and San Juan Coliseum projects, both in San Juan, Puerto Rico.

In the third quarter, revenue from projects outside of Mexico represented 30 percent of total revenue, and revenue in foreign currency was 70 percent of total revenue.

In Industrial Construction, ICA recovered Ps. 280 million in provisions related to the delivery and customer acceptance of several completed projects. The provisions had been created in accordance with ICA's accounting policies, and their recovery increased Industrial Construction operating profit in the third quarter.

General and administrative expenses in the third quarter of 2002 decreased 13 percent to Ps. 288 million from Ps. 332 million in the same period of 2001. The reduction resulted from personnel reduction efforts and the application of austerity policies.

Operating income in the third quarter of 2002 was Ps. 45 million, with a margin of 2.1 percent. In the prior year period, operating income was Ps. 50 million.

EBITDA generated in the third quarter of 2002 was Ps. 155 million, equivalent to a margin of 7.3 percent, compared to EBITDA of Ps. 179 million and a margin of
7.4 percent in the third quarter of 2001. Depreciation and amortization in the third quarter was Ps. 109 million, a decrease of 16 percent compared to Ps. 130 million recorded in the same period of 2001. The reduction in EBITDA is principally the result of lower depreciation and amortization charges, related to lower levels of activity and a decrease in fixed assets.

The integral financing cost in the third quarter was Ps. 113 million, compared to Ps. 101 million recorded in the third quarter of last year, and consisted of the following:

           (Ps. Million)                    3Q2001           3Q2002
       -------------------------------------------------------------
        Interest (Income)                    (81)             (23)
        Interest Expense                      178              121
        Exchange (Gain) Loss                  18               27
        Monetary (Gain)                      (13)             (12)
       -------------------------------------------------------------
        Integral Financing Cost               101              113

The increased integral financing cost in the third quarter of 2002, compared to the same period one year ago, resulted primarily from the devaluation of the Mexican peso, the Venezuelan bolivar, and the Argentine peso during the quarter, a decrease in interest rates and its effect on interest income, which decreased to Ps. 23 million in the third quarter of 2002 from Ps. 81 million in the third quarter of 2001. Interest payments reflect the lower debt level and a decrease in the weighted average interest rate, which was 9.2 percent in the third quarter of 2002, compared to 10.2 percent in the third quarter of 2001.

ICA recorded a loss of Ps. 134 million in other income in the third quarter primarily as a result of ICA's cancellation of Ps. 74 million in tax credits related to an old toll road concession, as well as the reversal of previously recognized revenue connected to the Torre Mayor real estate project.

The provision for taxes in the third quarter of 2002 was Ps. 171 million, of which Ps. 47 million was for deferred income taxes, Ps. 22 million was for income tax, and Ps. 63 million was for asset taxes.

ICA recorded a loss of Ps. 44 million from its participation in unconsolidated affiliates in the third quarter, due primarily to the effect of the devaluation of the Venezuelan bolivar against the US dollar and the Mexican peso's devaluation relative to the dollar. These affiliates include the Caruachi hydroelectric project in Venezuela, SETA (formerly OMA), which operates airport concessions, and the environmental infrastructure operations company CIMA.

The result was a net loss of majority interest of Ps. 519 million in the third quarter of 2002, equivalent to a loss of Ps. 0.84 per share (US$ 0.49 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 278 million, or Ps. 0.45 per share (US$
0.26 per ADS) recorded in the third quarter of 2001, based on a weighted average of 621.56 million shares outstanding.

SEGMENT RESULTS

Segment results are shown in the following table:

   (Ps. million)                         3Q2001         3Q2002       Change (%)
-------------------------------------------------------------------------------
Civil Construction
    Revenues                               490            140          (71.5)
    Operating Profit                       16            (237)
    Operating Margin                      3.3%           n.m.
Industrial Construction
    Revenues                               774           1,078          39.2
    Operating Profit                       12             273
    Operating Margin                      1.6%           25.3%
CPC-Rodio
    Revenues                               538            507          (5.8)
    Operating Profit                      (41)            27
    Operating Margin                      n.m.           5.3%
Other Segments
    Revenues                               618            408          (34.0)
    Operating Profit                       63            (17)
    Operating Margin                      10.2%          n.m.
         n.m. = not meaningful

The projects that contributed most to construction revenues were: the Altamira III and IV IPP Plants in Tamaulipas, the Mexicali power plant in Baja California, the Cadereyta II (Nuevo Leon) and Poza Rica (Veracruz) projects, and the Andres power plant in the Dominican Republic (Industrial Construction); the San Juan Coliseum in San Juan, Puerto Rico and the repaving of the Mexico City-Pachuca highway (Civil Construction); and Rodio's projects in Portugal and Spain, and the M'Bopicua terminal in Uruguay (CPC-Rodio).

Civil Construction revenues fell primarily as a result of the economic situation in Mexico, which has adversely affected both public and private sector investment, and the effects of the projects in Puerto Rico, as mentioned above.

Industrial Construction revenues increased 39 percent during the third quarter compared to the same period of 2001 as a result of work performed on projects included in the construction backlog. Industrial Construction also recovered previously provisioned costs for completed and delivered projects. The operating margin in the third quarter was 25.3 percent.

CPC-Rodio's results during the quarter primarily reflect the results of Rodio and Kronsa, which contributed revenue of Ps. 461 million with a margin of 8.0 percent. CPC recorded revenue of Ps. 46 million from the M'Bopicua terminal project


                                                     Operating     Operating
   (Ps. Million)                       Revenues       Result       Margin(%)
------------------------------------------------------------------------------
Total Other Segments
    Real Estate and Housing               225           (7)          (3.1)
    Infrastructure Operations             131           (8)          (6.3)
    Alsur                                 52            (2)          (4.3)
------------------------------------------------------------------------------

Other Segments, in total, accounted for 19.1 percent of total revenues during the quarter. In Real Estate and Housing, Real Estate continued its divestment process, recording sales primarily in Queretaro and Cancun. Housing continues to perform as expected. Infrastructure Operations revenue includes Ps. 25.6 million from the sale of land in Panama. The operating result reflects a toll increase on the Corredor Sur. At the same time, it reflects the conditions under which the Caracas-La Guaira highway in Venezuela is operating. Alsur results reflect the creation of provisions for inventory losses and other normal operating costs.


CONSTRUCTION BACKLOG
                                                            Months Construction
                                              Ps. Million        Equivalent*
-------------------------------------------------------------------------------
Balance, 6/30/2002                               3,844                7
    New contracts and contract enlargements       685                 1
    Work executed                                1,724                3
-------------------------------------------------------------------------------
Balance, 9/30/2002                               2,805                5
-------------------------------------------------------------------------------
Non Consolidated Backlog **                       700                 1
-------------------------------------------------------------------------------
Global Backlog                                   3,505                6
-------------------------------------------------------------------------------

* Months of work based on the volume of work executed in the third quarter. ** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

ICA's backlog as of September 30, 2002 fell 27 percent compared to the level as of June 30, 2002. New projects included in backlog are: Rodio projects in Portugal and Spain, the M'Bopicua terminal in Uruguay, and the Santa Martha Prison in Mexico City.

The decrease in backlog is the result of the lack of public sector investment in infrastructure, which has led to a reduction in the number of relevant public sector projects available. Private sector infrastructure investment was affected by economic conditions in Mexico and uncertainty related to energy sector reforms.

As of the end of the third quarter, projects outside Mexico represented 28 percent of ICA's backlog, and private sector projects were 73 percent of the total.

Nine Months 2002

   (Ps. million)                   1-3Q2001       1-3Q2002      Change (%)
----------------------------------------------------------------------------
Revenues                             6,948          5,824          (16)
Operating expenses                    985            739           (25)
Operating profit                      142            120           (15)
  Operating margin                   2.1%           2.1%
EBITDA                                600            398           (34)
  EBITDA margin                      8.6%           6.8%
Integral financing cost               378            375            (1)
Net income (loss)                    (226)         (1,008)         n.m.
of majority interest
Earnings per share (Ps.)            (0.36)         (1.62)          n.m.
         n.m. = not meaningful

During the first nine months of 2002, operating expenses decreased 25 percent to Ps. 739 million from Ps. 985 million recorded in the same period of 2001. This reduction is primarily attributed to headcount reduction and the application of austerity policies.

The integral financing cost in the first nine months of 2002 reflects a 49 percent reduction in interest payments, which were Ps. 381 million in the nine months ending September 30, 2002, compared to Ps. 744 million recorded in the same period of 2001; interest payment decreased as a result of the reduction in ICA's total debt and lower interest rates. This effect was partially offset by a decrease in interest earned, due to a lower level of cash and a decrease in interest rates during the period. Additionally, ICA recorded a foreign exchange loss of Ps. 158 million in the January-September 2002 period, compared to a foreign exchange gain of Ps. 19 million recorded in the same period of 2001.


BALANCE SHEET

    (Ps. million; end of period)            3Q2001             3Q2002
--------------------------------------------------------------------------
Cash and cash equivalents                   2,894               2,532
Total Debt                                  6,692               5,288

Debt

ICA's total debt at the end of the third quarter of 2002 was Ps. 5,288 million, a decrease of Ps. 1,404 million, or 21 percent, compared to the third quarter of 2001.

(Ps. million)                        3Q2001            3Q2002
--------------------------------------------------------------
Short Term Debt                       2,896            1,566
Long Term Debt                        3,797            3,722
--------------------------------------------------------------
Total Debt                            6,692            5,288
% of Debt in foreign currency          59%              60%

As of September 30, 2002, 29.6 percent of ICA's debt matures in less than one year; 35.8 percent is securities debt; and 60 percent is denominated in foreign currency, principally dollars. ICA's foreign currency debt increased due to the devaluation of the Mexican peso against the US dollar.

Liquidity and Financial Ratios

As of September 30, 2002, ICA recorded Ps. 2,532 million in cash, a decrease of Ps. 362 million from Ps. 2,894 million reported in the same period of 2001. Eighty-two percent of cash is held by ICA Fluor Daniel, our Industrial Construction subsidiary. Forty-seven percent of the total available cash represents client advances.

The current ratio as of the end of the third quarter of 2002 was 0.96, compared to 1.12 in the same period of 2001; and the interest coverage ratio (EBITDA/interest expense) was 1.57, compared to 1.86 in the same period of 2001. ICA's leverage ratio (total debt/equity) was 1.31 in the third quarter, compared to 0.71 in the same period of 2001.

Capital Expenditures

The Company made capital investments in the quarter totaling Ps. 34 million, principally for investments in machinery and equipment for Rodio and the Veracruz grain terminal.

Divestments

During the third quarter of 2002, ICA carried out divestments of Ps. 351 million, which primarily reflects the sale of machinery, buildings, land, and Alsur warehouses.

Subsequent Events

ICA and Mexico's Communication and Transportation Ministry reached an agreement to complete the Chiapas Bridge project. The agreement includes project change orders, as well as an increase in the construction contract to conclude the project. Backlog in the fourth quarter will include approximately Ps. 393 million from the enlargement of the Chiapas Bridge contract.

ICA Fluor Daniel signed a contract worth US$ 136 million, details of which will be announced upon client approval.

ICA sold its minority share interest in the Cabo del Sol project. The total sale price was US$ 18 million, which ICA will receive over a five-year period. ICA has received an initial US$ 5 million payment.

ICA and BBVA Bancomer signed a Ps. 162.6 million credit agreement. ICA will continue its divestment and debt refinancing programs in order to reduce ICA's financial leverage and improve its debt maturity profile.

NYSE Notification

On September 30, 2002, the New York Stock Exchange (NYSE) formally notified ICA that the 30-day average closing price of its ADS on the NYSE fell below the required minimum 30-day average closing price of US$ 1.00.

In compliance with section 802.01C of the NYSE Listed Company Manual, ICA notified the NYSE that it intends to cure this deficiency.

ICA's ADS have been listed on the NYSE since 1992. ICA values its listing on the NYSE, and seeks to fulfill all the requirements that will allow ICA to maintain its NYSE-listed status.


CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Tuesday, October 29, at 2:00 pm (New York time). In order to participate, please call (719) 457-2680, 5 to 10 minutes before the scheduled time. The reference code is 584906. A taped replay will be available until midnight on November 4 by calling (719) 457-0820.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of September 30, 2002 purchasing power. The exchange rate used for the conversion of amounts at September 30, 2002 was Ps. 10.195 per US dollar.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

                               Three Tables Follow


Income Statement                                    Three Months Ended                        Nine Months Ended
                                                       September 30                              September 30
                                         ---------------------------------------   --------------------------------------
                                            3Q-01         3Q-02      US Million       3Q-01         3Q-02      US Million
                                         ----------    ----------    ----------    ----------    ----------    ----------
Net Sales                                Ps.  2,420    Ps. $2,132    US$    209    Ps.  6,948    Ps. $5,824    US$    571
Cost of Sales                                 2,039         1,798           176         5,821         4,965           487
Gross Profit                                    382           334            33         1,127           859            84
Operating Expenses                              332           288            28           985           739            72
                                         ----------    ----------    ----------      --------    ----------    ----------
Operating Income                                 50            45             4           142           120            12
   Interest (Income)                            (81)          (23)           12          (292)         (105)           37
   Interest Expense                             178           121            (2)          744           381           (10)
   Loss (Gain) in Foreign Exchange               18            27             3           (19)          158            16
   Loss (Gain) in Monetary Position             (13)          (12)           (1)          (55)          (59)           (6)
                                         -----------   -----------   -----------   -----------   -----------   -----------
Total Financing (Gain) Cost                     101           113            11           378           375            37
Income After Financing (Gain) Cost              (52)          (68)           (7)         (236)         (255)          (25)
Other (Income) Loss Net                          78           134            13           (16)          191            19
Income Before Taxes and
   Employees' Profit Sharing                   (130)         (201)          (20)         (220)         (446)          (44)
Reserve for Taxes and
   Employees' Profit Sharing                     38           171            17            96           305            30
                                         ----------    ----------    ----------    ----------    ----------    ----------

Net Income (Loss) After Taxes and
   Employee's Profit Sharing                   (168)         (372)          (37)         (316)         (750)          (74)
Share in Net Income (Loss) of
   Unconsolidated Affiliates                    (75)          (44)           (4)          (71)         (116)          (11)
                                         -----------   -----------   -----------   -----------   -----------   -----------
Income (Loss) in Discontinued
   Operations                                     9             7             1           320             7             1
Net Consolidated Income (Loss)                 (235)         (410)          (40)          (66)          859           (84)
Net Income (Loss) of Minority Interest           42           110            11           160           150            15
                                         ----------    ----------    ----------    ----------    ----------    ----------
Net Income (loss) of Majority Interest         (278)         (519)          (51)         (226)       (1,008)          (99)
EBITDA                                          179           155            15           600           398            39
                                         ----------    ----------    ----------    ----------    ----------    ----------



Primary: weighted average shares
(millions)                                  621.56         621,56                      621.56            621.56
EPS:                                        (0.45)  -0.26   (0.84)        US$ 0.49      (0.36)   -0.21    (1.62)
Fully diluted: weighted average shares
(millions)                                  659.14         659.14                      659.14            659.14
EPS:                                        (0.42)  -0.25   (0.79)        US$-0.46      (0.34)   -0.20    (1.53)


Operating Results by Segment                   (Millions of Constant Pesos)              (Millions of Constant Pesos)
(Unaudited)                                         Three Months Ended                        Nine Months Ended
                                                       September 30                              September 30
                                         --------------------------------------    --------------------------------------
                                           III-01        III-02      US Million       2001          2002       US Million
                                         ----------    ----------    ----------    ----------    ----------    ----------
Net Sales                                Ps.  2,420    Ps. $2,132    US$    209    Ps.  6,948    Ps. $5,824    US$    571

   Civil Construction                           490           140            14         1,772           643            63
   Industrial Construction                      774         1,078           106         2,604         2,885           283
   CPC - RODIO                                  538           507            50         1,287         1,136           111
                                         ----------    ----------    ----------    ----------    ----------    ----------
     Total Construction                       1,802         1,724           169         5,663         4,663           457
   Real Estate & Housing                        283           225            22           542           626            61
   Infrastructure Operations                    262           131            13           535           372            36
   Alsur                                         73            52             5           208           164            16
                                         ----------    ----------    ----------    ----------    ----------    ----------
     Total Other Segments                       618           408            40         1,285         1,161           114
Operating Income                                 50            45             4           145           120            12
   Civil Construction                            16          (237)          -23           (34)         (212)          -21
   Industrial Construction                       12           273            27           137           316            31
   CPC - RODIO                                  (41)           27             3           (88)           45             4
                                         -----------   ----------    ----------    -----------   ----------    ----------
     Total Construction                         (13)           63             6            14           149            15
   Real Estate & Housing                          6            (7)           -1           (33)          (47)           -5
   Infrastructure Operations                     51            (8)           -1           187            18             2
   Alsur                                          5            (2)            0           (23)            0             0
                                         ----------    -----------   ----------    -----------   ----------    ----------
     Total Other Segments                        63           (17)           -2           131           (29)           -3
     Operating Margins                          2.1%          2.1%                        2.1%          2.1%
   Civil Construction                           2.5%       -169.9%                       -1.9%        -33.0%
   Industrial Construction                     -5.3%         25.3%                        5.3%         11.0%
   CPC - RODIO                                 -2.5%          5.3%                       -6.9%          4.0%
                                         ----------    -----------                 -----------   ----------
     Total Construction                        -0.7%          2.9%                        0.2%          2.6%
   Real Estate & Housing                        2.2%         -3.1%                       -6.0%         -7.6%
   Infrastructure Operations                   19.6%         -6.3%                       34.9%          4.9%
   Other Segments                               7.2%         -4.3%                      -11.1%          0.1%
                                         ----------    -----------                 -----------   ----------
     Total Other Segments                      10.2%         -0.8%                        1.9%         -0.5%

                                                        (Millions of Constant Pesos)
                                                             As of September 30
Consolidated Balance Sheet                                 2001              2002          US Million
                                                        ----------        ----------     --------------
Assets
Cash and Cash Equivalents                                   2,894             2,532         US$   248
Trade and Contract Receivables                              2,641             2,207               216
Inventories                                                 1,835             1,395               137
Other Receivables                                           2,298               524                51
Other Current Assets                                          221               169                17
                                                        ---------         ---------         ---------
     Total Current Assets                                   9,889             6,826               670

Investment in Concessions, Affiliated Companies
   and Long-Term Receivables                                7,712             5,101               500
Property, Plant and Equipment Net                           3,171             1,439               141
Other Assets                                                1,501             1,837               180
                                                        ---------         ---------          --------
     Total                                                 22,272            15,204             1,491

Liabilities and Stockholders Equity
Accounts Payable                                            1,134             1,046               103
Current Debt                                                2,896             1,566               154
Other Current Liabilities                                   4,767             4,487               440
                                                        ---------         ---------         ---------
     Total Current Liabilities                              8,797             7,098               696

Long-Term Debt                                              3,797             3,722               365
Other Noncurrent Liabilities                                  280               353                35
                                                        ---------         ---------          --------
Total Liabilities                                          12,873            11,174             1,096
Stockholders' Equity                                        9,399             4,030               395
                                                        ---------         ---------          --------
     Total                                                 22,272            15,204             1,491

Current  Ratio.......................................        1.12              0.96              0.96
Cash/Current Debt....................................        1.00              1.62              1.62
Total Debt...........................................       6,692             5,288               519
Net Interest Coverage (EBITDA/Net Interest)                  1.86              1.57              1.57
Leverage (Total Liabilities/Equity)..................        1.37              2.77              2.77
Leverage (Debt/Equity)...............................        0.71              1.31              1.31


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2002


                                            Empresas ICA Sociedad Controladora,
                                            S.A. de C.V.

                                            /s/ JOSE LUIS GUERRERO
                                            -------------------------------
                                            Name: Dr. Jose Luis Guerrero
                                            Title: Chief Financial Officer